UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

scPharmaceuticals Inc.

(Name of Subject Company)

scPharmaceuticals Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

810648105

(CUSIP Number of Common Stock)

John H. Tucker

President and Chief Executive Officer

scPharmaceuticals Inc.

25 Mall Road, Suite 203

Burlington, Massachusetts 01803

(617) 517-0730

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Wesley Holmes

R. Scott Shean

Bret Stancil

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents related to the proposed acquisition of scPharmaceuticals Inc., a Delaware corporation (the “Company” or “scPharmaceuticals”), pursuant to an Agreement and Plan of Merger, dated as of August 24, 2025, by and among the Company, MannKind Corporation, a Delaware corporation (“Parent”), and Seacoast Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”).

1.	scPharmaceuticals Employee Q&A, dated August 25, 2025 (Exhibit 99.1)

2.	Email from John H. Tucker, President and Chief Executive Officer of scPharmaceuticals, delivered to employees, dated August 25, 2025 (Exhibit 99.2)

3.	Form Email for scPharmaceuticals Vendors, dated August 25, 2025 (Exhibit 99.3)

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Offer has not yet commenced, and this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Parent and Purchaser, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company. The offer to purchase shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE OLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “Investor Relations” section of the Company’s website at www.scPharmaceuticals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the Company’s current beliefs and expectations and include, but are not limited to: statements regarding beliefs about the potential benefits of the transaction; the planned completion and timing of the transactions contemplated by the Merger Agreement or the CVR Agreement; and the prospective performance and outlook of the surviving company’s business, performance, and opportunities. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable regulatory and/or governmental entities (or any conditions, limitations or restrictions placed on such approvals); risks relating to the Company’s liquidity during the pendency of the tender offer and the merger or in the event of a termination of the Merger Agreement; risks that the milestones related to the contingent value right are not achieved; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from the Company’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and other risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC, such as the Company’s dependence on the commercial success of FUROSCIX and, if approved, its other product candidates; risks related to the receipt of regulatory approval for its product candidates; risks related to its ability to manufacture, or the ability of third parties to deliver, sufficient product for commercialization of FUROSCIX or any of its product candidates, if approved; risks related to the Company’s history of operating losses, including that it has a history of significant operating losses and expects to incur significant and increasing losses for the foreseeable future; it may never achieve or maintain profitability; it may need additional funding and may be unable to raise capital when needed, which would force it to delay, reduce or eliminate its product development programs or commercialization efforts; the terms of its credit facility and revenue participation financing facility place restrictions on its operating and financial flexibility, and it may not have cash available in an amount sufficient to enable it to make interest or principal payments on its indebtedness when due; clinical and preclinical development involves a lengthy and expensive process with an uncertain outcome, and any difficulties or delays in the commencement or completion, or the termination or the potential for the results from any clinical trials to support submission of sNDAs or comparable regulatory applications; the risk that global economic factors and uncertainties will impact the Company’s operations; and other risks related to Parent’s and the Company’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Parent’s and Company’s respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2024 and subsequent quarterly and current reports filed with the SEC.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company and Parent undertake no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Exhibit Number	Exhibit Description

99.1	scPharmaceuticals Employee Q&A, dated August 25, 2025

99.2	Email from John H. Tucker, President and Chief Executive Officer of scPharmaceuticals, delivered to employees, dated August 25, 2025

99.3	Form Email for scPharmaceuticals Vendors, dated August 25, 2025